EXHIBIT 11.1

QUAKER CITY BANCORP, INC.

COMPUTATION OF EARNINGS PER SHARE

		Three Months Ended September 30, 2003
A	Average common shares outstanding	6,263,901

B	Net earnings for period	$5,434,000

	Basic earnings per share [ B / A ]	$0.87

	Common share equivalents:
C	Average stock options outstanding	597,078

D	Average option exercise price	$17.73

E	Exercise proceeds [ C x D ]	$10,586,193

F	Tax benefit on non-qualified options	$5,578,668

G	Total exercise proceeds [ E — F ]	$16,164,861

H	Average market price in period	$40.26

I	Shares repurchased at market price [ G / H ]	401,512

J	Increase in common shares [ C - I ]	195,566

K	Shares outstanding and equivalents [ A + J ]	6,459,467

L	Net earnings for period	$5,434,000

	Diluted earnings per share [ L / K ]	$0.84